Exhibit 8.1

June 10, 2008

Kraft Foods Inc.

Three Lakes Drive

Northfield, Illinois 60093

Ladies and Gentlemen:

We have acted as U.S. tax counsel for Kraft Foods Inc. (“Kraft”) in connection with a series of transactions (the “Proposed Transaction”) in which (i) Kraft Foods Global, Inc. (“KFG”), a wholly owned subsidiary of Kraft, will transfer certain assets (the “Acquired Assets”) to a new limited liability company, Cable Newco, LLC (“Newco LLC”), of which KFG is the sole member; (ii) KFG will borrow cash from an unrelated lender (the “RMT Debt”); (iii) KFG will transfer Newco LLC to Cable Holdco, Inc. (“Splitco”), a new, wholly owned subsidiary of KFG, in exchange for Splitco stock, securities of Splitco (the “Splitco Securities”), and the assumption by Splitco of the RMT Debt (the “Splitco Contribution”); (iv) KFG will distribute the Splitco stock to Kraft (the “Internal Distribution”); (v) in repayment of intercompany debt, KFG will transfer to Kraft the proceeds of the RMT Debt (the “Internal Debt Repayment”) and the Splitco Securities; (vi) Kraft will exchange the Splitco Securities for outstanding external debt of Kraft and will use the RMT Debt proceeds to repay external debt; (vii) Kraft will transfer the shares of Splitco through an exchange offer and/or distribute the shares of Splitco pro rata to Kraft’s shareholders (the “External Distribution”); (viii) Splitco will merge with and into Ralcorp Mailman LLC (“Mergerco LLC”), a newly formed limited liability company of which Ralcorp Holdings, Inc. (“Ralcorp”) is the sole member (the “Merger”); and (ix) Mergerco LLC will merge into Ralcorp.

This opinion letter relates to the tax-free nature of the Proposed Transaction under sections 355 and 368 of the Internal Revenue Code of 1986, as amended (the “Code”) and certain collateral issues. We have assumed that the Proposed Transaction will occur in accordance with the terms of the RMT Transaction Agreement, dated as of November 15, 2007, and all exhibits thereto (the Agreement and all exhibits thereto, collectively being the “RMT Agreement”) and that the Tax Allocation Agreement and all other ancillary agreements will be executed in the form included in the RMT Agreement as exhibits.

Kraft Foods Inc.

June 10, 2008

Pursuant to a request filed with the Internal Revenue Service (“IRS”) (including all exhibits thereto and all supplemental submissions, the “Ruling Request”), Kraft has secured a private letter ruling (the “Ruling”), which addresses certain federal income tax consequences of the Proposed Transaction. There are certain issues which, pursuant to IRS policy, the Ruling does not address. Our opinion addresses these issues as well as certain other federal income tax consequences of the Proposed Transaction in accordance with the RMT Agreement.

For purposes of the opinion set forth below, we have relied upon such documents as we have deemed necessary or appropriate, including without limitation the RMT Agreement, the Tax Allocation Agreement, the Ruling Request, and the Ruling, including all representations, covenants and statements made in such documents. In addition, we have obtained such additional information and representations as we have deemed relevant and necessary through consultation with various representatives of Kraft, including a written representation letter verifying certain facts that have been represented to us (the “Kraft Representation Letter”). We have also obtained and relied upon a written representation letter from Ralcorp verifying certain facts that have been represented to us (the “Ralcorp Representation Letter”).

In our examination of documents, we have assumed that all documents submitted to us as photocopies, facsimile copies, or electronic mail attachments faithfully reproduce the originals thereof, that such originals are authentic, that all such documents have been or will be duly executed to the extent required, and that all obligations imposed by any such documents on the parties thereto have been or will be performed or satisfied in accordance with their terms.

Finally, we have assumed that (i) all parties will act in accordance with the agreements and covenants set forth in the RMT Agreement, Tax Allocation Agreement and other relevant documents and (ii) the representations and statements made by Kraft or Ralcorp, as the case may be, in the Ruling Request, the RMT Agreement, the Tax Allocation Agreement, the Kraft Representation Letter, and the Ralcorp Representation Letter and the information contained therein and the information provided to us in other documentation or orally are true, correct, and complete and will remain true, correct, and complete at all times up to and including the time of the Proposed Transaction.

Kraft Foods Inc.

June 10, 2008

Based on (a) the facts and documents described above; (b) the Representation Letter executed by the management of Kraft; (c) the Ralcorp Representation Letter executed by the management of Ralcorp; and (d) existing provisions of the Code, Treasury Department regulations, IRS announcements, published positions and private letter rulings, and court decisions in effect as of the date of this opinion, it is our opinion that:

The Splitco Contribution and Internal Distribution

1)	The Splitco Contribution, followed by the Internal Distribution, will be a reorganization under section 368(a)(1)(D). KFG and Splitco will each be “a party to a reorganization” under section 368(b).

2)	No gain or loss will be recognized by KFG on the transfer of all the interests in Newco LLC in exchange for the Splitco shares, the Splitco Securities, and the assumption of liabilities by Splitco in the Splitco Contribution.

3)	No gain or loss will be recognized by Splitco on the receipt of all the interests in Newco LLC in exchange for the Splitco shares and Splitco Securities and the assumption of liabilities of KFG in the Splitco Contribution.

4)	No gain or loss will be recognized by KFG on the distribution of the stock of Splitco in the Internal Distribution.

5)	No gain or loss will be recognized by (and no amount will be included in the income of) Kraft upon the receipt of the stock of Splitco in the Internal Distribution.

The Internal Debt Repayment

1)	The Internal Debt Repayment qualifies as a transfer of cash by KFG to Kraft in retirement of debt held by Kraft.

The External Distribution

1)	No gain or loss will be recognized by Kraft on the External Distribution (whether effected as a Spin-off or a Split-off followed by a Cleanup Spin-off (if any)), except to the extent of any excess loss accounts or deferred intercompany gains.

2)	No gain or loss will be recognized by (and no amount will be included in the income of) the shareholders of Kraft on the External Distribution (whether effected as a Spin-off or a Split-off followed by a Cleanup Spin-off (if any)).

Kraft Foods Inc.

June 10, 2008

3)	If the External Distribution is effected as a Split-off, the aggregate basis of the Splitco shares received by each Kraft shareholder in the exchange will be the same as the shareholder’s aggregate basis in the Kraft shares surrendered in the exchange, allocated in the manner described in Treas. Reg. § 1.358-2(a)(2)(i). If the External Distribution is effected as a Spin-off, or to the extent there is a Cleanup Spin-off, the aggregate basis of the Kraft shares and the Splitco shares in the hands of each Kraft shareholder immediately after the External Distribution (as adjusted under Treas. Reg. § 1.358-1) will equal the basis the shareholder had in the Kraft shares immediately before the External Distribution, allocated in the manner described in Treas. Reg. § 1.358-2(a)(2)(iv).

4)	The holding period of the stock of Splitco received by the Kraft shareholders in the External Distribution will include the holding period of such shareholders in (a) the Kraft shares surrendered in exchange therefor in the case of a Split-off or (b) the Kraft shares on which the distribution was made in the case of a Spin-off or Cleanup Spin-off, provided the shares of Kraft were held as a capital asset on the date of the External Distribution.

Merger

1)	The Merger will qualify as a reorganization under section 368(a)(1)(A). Splitco and Ralcorp will each be a “party to a reorganization” under section 368(b).

2)	No gain or loss will be recognized by Splitco on the Merger.

3)	No gain or loss will be recognized by Ralcorp on the Merger.

4)	No gain or loss will be recognized by the Splitco shareholders on the Merger.

5)	The basis of the Ralcorp shares (including any fractional share interest to which the shareholder may be entitled) received by each Splitco shareholder in the Merger will equal the basis of the Splitco shares surrendered by that shareholder in exchange therefor.

6)	The holding period of the Ralcorp stock (including any fractional share interest to which the shareholder may be entitled) received by each Splitco shareholder in the Merger will include the holding period of such shareholder in the Splitco shares surrendered in exchange therefor, provided the Splitco stock is held as a capital asset on the date of the Merger.

Kraft Foods Inc.

June 10, 2008

7)	The payment of cash to a Splitco shareholder in lieu of receiving a fractional share of Ralcorp stock will be treated for federal income tax purposes as if the fractional share was distributed as part of the Merger and subsequently redeemed by Ralcorp. These cash payments will be treated as distributions in full payment in exchange for the stock redeemed as provided in section 302(a).

Our opinion is not binding on the IRS or the courts. Accordingly, no complete assurance can be given that the opinion expressed herein, if contested, would be sustained by a court. Our opinion is based solely on the documents we have examined, the additional information we have obtained, the assumptions we have made, and the representations that have been made to us. Our opinion cannot be relied upon if any of the facts contained in such documents or in any such additional information are inaccurate or incomplete, or later become inaccurate.

Finally, our opinion is limited to the U.S. federal income tax matters specifically covered hereunder, and we have not been asked to address herein, nor have we addressed herein, any other federal, state, local, or foreign income, estate, gift, transfer, sales, use, or other tax consequences that may result from the Distribution or any other transaction.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement on Forms S-1 and S-4 of Cable Holdco, Inc. and the Registration Statement on Form S-4 of Ralcorp Holdings, Inc. We also consent to the use of our name under the caption “Material U.S. Federal Income Tax Consequences of the Distribution, the Merger and Related Transactions” and “Legal Matters” in the proxy statement/prospectus included in such Registration Statements and to the discussion of this opinion letter in such proxy statement/prospectus. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations of the Securities and Exchange Commission.

Very Truly Yours,

/s/ SUTHERLAND ASBILL & BRENNAN LLP